UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-08634

Temple-Inland Salaried Savings Plan

(Exact name of registrant as specified in its charter)

1300 MoPac Expressway South, 3rd Floor

Austin, Texas 78746

512-434-5800

(Address, including zip code, and telephone number,

including area code, of registrant's

principal executive offices)

Common Stock, par value $1.00 per share,

of Temple-Inland Inc.

and an Indeterminate Amount of Interests in the Plan

(Title of each class of securities covered by this Form)

None, for this Plan

(Titles of all other classes of securities

for which a duty to file reports

under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934 Temple-Inland Salaried Savings Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

TEMPLE-INLAND SALARIED SAVINGS PLAN
Date: March 27, 2009	By:	/s/ Leslie K. O’Neal
Name: Leslie K. O’Neal
Title: Vice President, Temple-Inland Inc.